UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Akebia Therapeutics, Inc.

(Name of issuer)

Common Stock, par value $0.00001

(Title of class of securities)

00972D105

(CUSIP number)

Muneer A. Satter

c/o Satter Management Co., L.P.

676 N. Michigan Avenue, Suite 4000, Chicago, IL 60611

(312) 448-5500

COPY TO:

Robert M. Hayward, P.C.

Kirkland & Ellis LLP

300 N. LaSalle St.

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00972D105	Page 2 of 5

Explanatory Note: The Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on July 14, 2017 (“Original Filing”), is hereby amended by this Amendment No. 1 to Schedule 13D (“Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Original Filing.

(1)	Names of reporting persons Muneer A. Satter
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF; OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,067,043 shares (see Item 5(a))
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 3,067,043 shares (see Item 5(a))
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 3,067,043 shares (see Item 5(a))
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.4%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 00972D105	Page 3 of 5

Item 4.	Purpose of the Transaction.

Item 4 of the Original Filing is hereby amended by adding the following paragraphs immediately following the second paragraph thereof:

On June 28, 2018, the Company, Alpha Therapeutics Merger Sub, Inc., a direct, wholly owned subsidiary of the Company (“Merger Sub”), and Keryx Biopharmaceuticals, Inc. (“Keryx”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, Merger Sub shall be merged with and into Keryx, with Keryx surviving as a wholly owned subsidiary of the Company.

Simultaneously with the execution of the Merger Agreement, Keryx entered into a Voting Agreement with the Reporting Person (the “Voting Agreement”) pursuant to which the Reporting Person has agreed, among other things, to vote the shares of Common Stock that he beneficially owns in favor of the adoption of the Merger Agreement and against approval of any proposal made in opposition to, in competition with, or inconsistent with, the Merger Agreement or the merger or any other transactions contemplated by the Merger Agreement. The description of the Voting Agreement included in this Schedule 13D does not purport to be a complete description and is qualified in its entirety by reference to the full text of such agreement, which is filed as part of this Schedule 13D and incorporated by reference herein.

The third paragraph of Item 4 of the Original Filing is hereby amended by adding the following phrase to the beginning of such paragraph:

Other than as described above in the fourth paragraph,

Item 5.	Interest in Securities of the Issuer.

Paragraph (a) of Item 5 of the Original Filing is hereby deleted and replaced as follows to reflect an increase in the Reporting Person’s beneficial ownership of shares of Common Stock as a result of the vesting of a previously disclosed stock option grant:

(a)	Amount beneficially owned as of the date hereof:

Amount beneficially owned: The Reporting Person beneficially owns an aggregate of 3,067,043 shares of Common Stock. The shares of Common Stock beneficially owned by the Reporting Person include (a) 785,340 shares of Common Stock that are held by Muneer A. Satter Revocable Trust for which the Reporting Person serves as trustee and, in such capacity, has sole voting and dispositive power over all such shares; (b) 1,217,221 shares of Common Stock that are held by various other trusts and other entities for which the Reporting Person serves as trustee, investment advisor or manager and, in such capacity, has sole voting and dispositive power over all such shares; (c) 1,034,482 shares that are held by SMTP for which the Reporting Person has sole voting and dispositive power over all such shares; and (d) stock options to purchase 30,000 shares of Common Stock. The Reporting Person also holds stock options to purchase 12,500 shares of Common Stock, which vest on the first anniversary of the date of grant (June 14, 2019).

Percent of class:

In the aggregate, the Reporting Persons beneficially own 3,067,043 shares of Common Stock, or 5.4% of the total number of shares of Common Stock outstanding.

All percentages calculated in this Schedule 13D are based upon 56,883,214 shares outstanding as of April 30, 2018, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 9, 2018.

SCHEDULE 13D

CUSIP No. 00972D105	Page 4 of 5

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Filing is hereby amended by adding the following Exhibit B:

Exhibit B:	Voting Agreement, dated as of June 28, 2018, by and between Keryx Biopharmaceuticals, Inc. and Muneer A. Satter (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on June 28, 2018 by Keryx Biopharmaceuticals, Inc. (File No. 000-30929))

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2018

By:	/s/ Muneer A. Satter
Muneer A. Satter